FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: August 21, 2008	/s/ Donat Madilo Donat Madilo Chief Financial Officer

EXHIBIT INDEX

Exhibit No.              Description

99.1                           Confirmation re: Technical Report

EXHIBIT 99.1

CONFIRMATIONS RE: TECHNICAL REPORT

TO:	Banro Corporation and SENET

RE:

Technical report prepared for Banro Corporation dated August 13, 2008 and entitled "Pre-Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo" (the "Report")

The undersigned hereby confirms that (a) the proven mineral reserve for Twangiza Main shown in Table 2 and Table 16-15 of the Report should be shown as 15.22 million tonnes and not 12.55 million tonnes (as well, the references to "Proved" in Table 16-15 should say "Proven"), (b) the said 15.22 million tonne figure is the same figure reported in Banro Corporation's July 7, 2008 press release, (c) the other figures shown in the said tables are correct, and (d) this correction does not affect any of the other information in the Report for which the undersigned is responsible.

The undersigned hereby consents to the public filing of this confirmation by way of SEDAR and EDGAR.

DATED the 21st day of August, 2008.

(signed) "H. G. Waldeck"

H. G. Waldeck

Partner

SRK Consulting (South Africa) (Pty) Ltd.

TO:	Banro Corporation and SENET

RE:

Technical report prepared for Banro Corporation dated August 13, 2008 and entitled "Pre-Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo" (the "Report")

Each of the undersigned hereby acknowledges the above and confirms that the correction referred to therein does not affect any of the information in the Report for which the undersigned is responsible.

Each of the undersigned hereby consents to the public filing of this confirmation by way of SEDAR and EDGAR.

DATED the 21st day of August, 2008.

(signed) "Neil Senior"

Neil Senior

Joint Managing Director

SENET

(signed) "Martin Pittuck"

Martin Pittuck

Principal Resource Geologist

SRK Consulting (UK) Ltd.